Exhibit (l)

SUBSCRIPTION AGREEMENT

ALPS SERIES TRUST

On behalf of its series,

Cognios Market Neutral Large Cap Fund

(the “Fund”)

This Subscription Agreement is made effective as of the 7th day of December, 2012 by and between ALPS Fund Services, Inc., a Colorado corporation (the “Purchaser”), and ALPS Series Trust, a Delaware statutory trust (the “Trust”), on behalf of the Fund.

WHEREAS, the Fund wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Fund, shares of beneficial interest of each class of shares of the Fund in the amounts described below (collectively, the “Shares”); and

WHEREAS, the Purchaser is purchasing the Shares for the purpose of acquiring the initial Shares of the Fund.

NOW, THEREFORE, the parties hereto agree as follows:

1. The Purchaser hereby agrees to purchase from the Fund: (i) 5,000 Investor Class Shares of the Fund, at a purchase price of $10 per Share; and (ii) 5,000 Institutional Class Shares of the Fund, at a purchase price of $10 per Share, for a total purchase price of $100,000.

2. The Purchaser agrees and acknowledges that: (i) it is purchasing the Shares to provide seed capital to the Fund and has no present intention of redeeming, reselling or otherwise distributing the Shares; and (ii) it is aware that the Shares have not been registered under the Securities Act of 1933, as amended.

3. This Agreement shall be subject to and construed in a manner consistent with Section 14(a) of the Investment Company Act of 1940, as amended.

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Executed as of the date first set forth above.

ALPS FUND SERVICES, INC.

/s/ Jeremy O. May
By: Jeremy O. May
Title: President

ALPS SERIES TRUST
On behalf of its series,
Cognios Market Neutral Large Cap Fund

/s/ Jeremy O. May
By: Jeremy O. May
Title: President

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